06007061

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/31/06

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PROCESSED
JUN 06 2006 E
THOMSON FINANCIAL

SEC FILE NUMBER
8-44622

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 there under

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Payden & Rygel Distributors

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Grand Avenue, 32nd Floor

(No. and Street)

Los Angeles	California	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley Hersh 213-625-1900

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

725 South Figueroa Street	**Los Angeles**	**CA**	**90017**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR 06 2006
WASH, D.C. 159

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ML 6/5

OATH OR AFFIRMATION

I, Bradley Hersh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Payden & Rygel Distributors, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

Notary Public

KATHLENE DIETZ
Commission # 1406428
Notary Public - California
Los Angeles County
My Comm. Expires Apr 18, 2007

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 21st DAY OF Feb, 2006.
BY Bradley Hersh
NOTARY PUBLIC

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Supplemental Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements and Supplemental Information

Payden & Rygel Distributors (a wholly owned subsidiary of Payden & Rygel)

Year ended December 31, 2005

with Report and Supplementary Report of Independent Registered Public Accounting Firm

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Audited Financial Statements
and Supplemental Information

Year ended December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Shareholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Computation of Net Capital Pursuant to Rule 15c3-1 9
Statement Regarding Rule 15c3-3 10

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm
on Internal Control Required by SEC Rule 17a-5 11

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017

Phone: (213) 977-3200
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Payden & Rygel Distributors

We have audited the accompanying statement of financial condition of Payden & Rygel Distributors (the Company) as of December 31, 2005, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Payden & Rygel Distributors at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplemental schedules on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 17, 2006

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statement of Financial Condition

December 31, 2005

Assets		
Cash	$	51,661
Due from Parent		118,852
Distribution fees receivable		26,010
Prepaid expenses		73,486
Total assets	$	270,009
Liabilities and shareholder's equity		
Accounts payable	$	11,483
Shareholder's equity:		
Common stock, $10 par value:		
1,000,000 authorized, 250 issued and outstanding		2,500
Additional paid-in capital		322,699
Accumulated deficit		(66,673)
Total shareholder's equity		258,526
Total liabilities and shareholder's equity	$	270,009

See accompanying notes.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statement of Operations

For the year ended December 31, 2005

Service fee income from Parent	$ 35,474
Distribution fee revenue	72,930
Commissions	3,517
General and administrative expenses	(111,921)
Income before income tax	–
Income tax	–
Net income	$ –

See accompanying notes.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2005	$ 2,500	$ 322,699	$ (66,673)	$ 258,526
Net income	–	–	–	–
Balance at December 31, 2005	$ 2,500	$ 322,699	$ (66,673)	$ 258,526

See accompanying notes.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statement of Cash Flows

For the year ended December 31, 2005

Operating activities	
Net income	$ –
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in due from Parent	(1,038)
Increase in distribution fees receivable	(19,904)
Increase in prepaid expenses	(8,170)
Increase in accounts payable	11,073
Net cash used in operating activities	(18,039)
Cash at beginning of year	69,700
Cash at end of year	$ 51,661

See accompanying notes.

1. Organization

Payden & Rygel Distributors, a California corporation (the Company), was incorporated on February 13, 1992, and is a wholly owned subsidiary of Payden & Rygel (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the National Association of Securities Dealers, Inc. The Company serves as distributor of shares of the Payden & Rygel Investment Group and Metzler/Payden Investment Group, each a series of mutual funds (collectively, the Funds). The Funds are managed by the Parent and Metzler/Payden LLC, an affiliated company. The Company sells shares of the Funds directly to investors. Proceeds from the sale of the Funds' shares are deposited directly with the Funds' custodian by the investor and are not maintained in any customer account with the Company.

The Company does not carry customer accounts nor perform custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The following is a summary of significant accounting and reporting policies:

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting. Revenues are recorded when earned and expenses are recorded when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

General and Administrative Expenses

General and administrative expenses consist of registration, marketing and professional fees.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital, as defined. In addition, the ratio of aggregate indebtedness to net capital, both as defined, cannot exceed 15 to 1. At December 31, 2005, the Company had net capital, as defined, of $40,178, which was $35,178 in excess of its net required capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.29 to 1 at December 31, 2005, and the Company was in compliance with the net capital requirements.

4. Income Taxes

The Company files its tax return on a consolidated basis with the Parent and has a tax-sharing agreement to compute income tax expense/benefit on a pro-rata basis.

Income taxes, if any, are provided for current taxes payable or refundable and temporary differences arising from future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

No income tax is recorded for the year ended December 31, 2005. There is no deferred tax liability as of December 31, 2005.

5. Related Parties

The Company has an agreement with its Parent whereby the Parent may pay the Company a fee in connection with the expenses incurred by the Company. The amount and timing of payment are at the discretion of the Parent, but shall not exceed the total expenses incurred by the Company, and the timing of payment shall be such that the Company always maintains capital in excess of all regulatory requirements. Amounts due from Parent are noninterest bearing. Under the terms of the agreement, the Company received $35,000 in 2005 from the Parent. The Company recognized $35,474 as Service fee income from Parent in the current year statement of operations.

Supplemental Information

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2005

Computation of net capital		
Total shareholder's equity from statement of financial condition		$ 258,526
Deductions:		
Nonallowable assets:		
Due from Parent	$ 118,852	
Distribution fee receivable	26,010	
Prepaid expenses	73,486	
Total nonallowable assets		218,348
Net capital		$ 40,178
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 766
Minimum dollar net capital requirement		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 35,178
Computation of aggregate indebtedness		
Total aggregate indebtedness included in statement of financial condition		$ 11,483
Ratio of aggregate indebtedness to net capital		29%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005 Part IIA Focus filing.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statement Regarding Rule 15c3-3

December 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017

Phone: (213) 977-3200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Board of Directors and Shareholders
Payden & Rygel Distributors

In planning and performing our audit of the financial statements and supplemental schedules of Payden & Rygel Distributors (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform, custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 17, 2006